FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of March, 2004

                          Granite Mortgages 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                  GRANITE MORTGAGES 03-1 PLC


                                  By:   /s/  Clive Rakestrow
                                        ------------------------
                                  Name: L.D.C. Securitisation Director No. 1
                                  Limited by its authorized person Clive
                                  Rakestrow for and on its behalf
                                  Title:  Director
Date: 28 April 2004

                                  GRANITE FINANCE FUNDING LIMITED


                                  By:   /s/ Jonathan David Rigby
                                        ------------------------
                                  Name:  Jonathan David Rigby
                                  Title:  Director
Date: 28 April 2004

                                  GRANITE FINANCE TRUSTEES LIMITED


                                  By:   /s/  Richard Gough
                                        ------------------------
                                  Name:  Richard Gough
                                  Title:  Director
Date: 28 April 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 March 2004 - 31 March 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                 208,459

Current Balance                                           (GBP)15,894,757,541

Last Months Closing Trust Assets                          (GBP)16,895,979,565

Funding share                                             (GBP)15,508,608,428

Funding Share Percentage                                          97.57%

Seller Share*                                             (GBP)386,149,113

Seller Share Percentage                                            2.43%

Minimum Seller Share (Amount)*                            (GBP)668,021,662

Minimum Seller Share (% of Total)                                  4.20%

Excess Spread last quarter annualised (% of Total)                 0.40%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------
                                   Number        Principal (GBP)    Arrears (GBP)      By Principal (%)

< 1 Month                         205,811        15,706,527,069          0                 98.82%

> = 1 < 3 Months                   2,071          149,917,292         1,702,925             0.94%

> = 3 < 6 Months                    442            29,498,028          790,255              0.19%

> = 6 < 9 Months                    112             7,338,390          368,592              0.05%

> = 9 < 12 Months                    17              1,055,302           78,330              0.01%

> = 12 Months                        6                421,460            48,694              0.00%

Total                             208,459        15,894,757,541       2,988,796            100.00%
-------------------------------------------------------------------------------------------------------------


Properties in Possession

------------------------------------------------------------------------------
                                Number       Principal (GBP)    Arrears (GBP)

Total (since inception)          138            7,351,324          349,060
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                              71

Number Brought Forward                                                63

Repossessed (Current Month)                                           8

Sold (since inception)                                                67

Sold (current month)                                                  7

Sale Price / Last Loan Valuation                                     1.09

Average Time from Possession to Sale (days)                          123

Average Arrears at Sale                                           (GBP)2,089

Average Principal Loss (Since inception)*                          (GBP)245

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                  7

MIG Claims Outstanding                                                0

Average Time from Claim to Payment                                    59
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                              Number         Principal (GBP)

Substituted this period                         0                (GBP)0

Substituted to date (since 26 March 2001)    344,923       (GBP)26,658,375,004
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                             Monthly            Annualised

Current Month CPR Rate                         6.30%              54.19%

Previous Month CPR Rate                        3.80%              37.16%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                      26.04

Weighted Average Remaining Term (by value) Years                  19.76

Average Loan Size                                              (GBP)76,249

Weighted Average LTV (by value)                                   74.37%

Weighted Average Indexed LTV (by value)                           60.36%

Fast Track (by value)                                             25.13%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                           51.62%

Together (by balance)                                             24.28%

Capped (by balance)                                                1.79%

Variable (by balance)                                             20.81%

Tracker (by balance)                                               1.50%

Total                                                             100.0%
------------------------------------------------------------------------------


Geographic Analysis

-------------------------------------------------------------------------------------------------------------
                                 Number         % of Total          Value (GBP)        % of Total

East Anglia                       4,548            2.18%            346,505,714           2.18%

East Midlands                    15,262            7.32%           1,036,338,192          6.52%

Greater London                   24,957           11.97%           3,101,067,196         19.51%

North                            27,671           13.27%           1,411,454,470          8.88%

North West                       28,811           13.82%           1,754,781,233         11.04%

Scotland                         16,006            7.68%            958,453,880           6.03%

South East                       31,060           14.90%           3,212,330,499         20.21%

South West                       13,889            6.66%           1,166,675,204          7.34%

Wales                             9,131            4.38%            545,190,184           3.43%

West Midlands                    14,049            6.74%            998,190,774           6.28%

Yorkshire                        23,075           11.07%           1,363,770,197          8.58%

Total                           208,459            100%           15,894,757,541          100%
-------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------
                                                 Number             Value (GBP)        % of Total

0% < 25%                                          7,094             267,031,927           1.68%

> = 25% < 50%                                    25,569            1,759,549,660         11.07%

> = 50% < 60%                                    16,512            1,373,307,052          8.64%

> = 60% < 65%                                     9,614             850,369,528           5.35%

> = 65% < 70%                                    11,105            1,007,727,628          6.34%

> = 70% < 75%                                    16,251            1,393,970,236          8.77%

> = 75% < 80%                                    15,791            1,576,759,948          9.92%

> = 80% < 85%                                    18,463            1,624,444,221         10.22%

> = 85% < 90%                                    31,212            2,158,508,074         13.58%

> = 90% < 95%                                    44,305            3,105,835,624         19.54%

> = 95% < 100%                                   12,362             767,716,789           4.83%

> = 100%                                          181                9,536,855            0.06%

Total                                           208,459           15,894,757,541         100.0%
-------------------------------------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------------------------------------
                                                 Number             Value (GBP)        % of Total

Endowment                                        31,370            2,241,160,813         14.10%

Interest Only                                    19,055            2,334,939,883         14.69%

Pension Policy                                     700              68,347,457            0.43%

Personal Equity Plan                              1,421            101,726,448            0.64%

Repayment                                       155,913           11,148,582,939         70.14%

Total                                           208,459           15,894,757,541        100.00%
-------------------------------------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------------------------------------
                                                 Number             Value (GBP)        % of Total

Full Time                                       185,209           14,919,168,884         85.07%

Part Time                                         2,736             170,113,951           0.97%

Retired                                            507               17,537,521           0.10%

Self Employed                                    17,867            2,323,721,497         13.25%

Other                                             2,140             106,978,876           0.61%

Total                                           208,459           17,537,520,729        100.00%
-------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                    5.99%

Effective Date of Change                                         1 February 2004
------------------------------------------------------------------------------------



Notes     Granite Mortgages 03-1 plc

-------------------------------------------------------------------------------------------------------------
                                Outstanding          Rating       Reference Rate      Margin
                                                Moodys/S&P/Fitch

Series 1

A1                                   $0           P-1/A-1+/F1+        1.11%            -0.01%

A2                              $1,225,000,000    Aaa/AAA/AAA         1.31%             0.19%

A3**                             $300,000,000     Aaa/AAA/AAA          N/A              0.40%

B                                 $42,000,000      Aa3/AA/AA          1.55%             0.43%

C                                 $56,000,000     Baa2/BBB/BBB        2.57%             1.45%

Series 2

A                             (Euro)900,000,000   Aaa/AAA/AAA         2.32%             0.24%

B                              (Euro)62,000,000    Aa3/AA/AA          2.51%             0.43%

C                              (Euro)94,500,000   Baa2/BBB/BBB        3.53%             1.45%

Series 3

A                              (GBP)665,000,000   Aaa/AAA/AAA         4.27%             0.24%

B                               (GBP)31,000,000    Aa3/AA/AA          4.46%             0.43%

C                               (GBP)41,000,000   Baa2/BBB/BBB        5.48%             1.45%
-------------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the average daily US Federal Funds rate and is calculated in arrears.



Credit Enhancement

-------------------------------------------------------------------------------------------------------------
                                                                                       % of Notes Outstanding

Class B Notes (GBP Equivalent)                                     (GBP)97,837,647              4.01%

Class C Notes (GBP Equivalent)                                    (GBP)137,914,263              5.66%

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                         % of Funding Share

Class B Notes ((GBP)Equivalent)                                    (GBP)97,837,647              0.63%

Class C Notes ((GBP)Equivalent)                                   (GBP)137,914,263              0.89%

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                    (GBP)45,000,000              0.29%

Balance Brought Forward                                            (GBP)30,531,520              0.20%

Drawings this Period                                                    (GBP)0                  0.00%

Excess Spread this Period                                           (GBP)1,777,286              0.01%

Funding Reserve Fund Top-up this Period*                                (GBP)0                  0.00%

Current Balance                                                    (GBP)32,308,806              0.21%
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                            (GBP)26,915,060              0.17%

Funding Reserve %                                                        0.6%                    NA
-------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.